ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
May 27, 2020
VIA EDGAR TRANSMISSION
Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re:    ETF Series Solutions (the “Trust”)
ABR Dynamic Weight ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Ms. O’Neal:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
376	8/9/2018	485APOS	0000894189-18-004262
404	10/22/2018	485BXT	0000894189-18-005691
415	11/15/2018	485BXT	0000894189-18-006275
429	12/14/2018	485BXT	0000894189-18-006795
430	12/21/2018	485BXT	0000894189-18-006906
443	1/17/2019	485BXT	0000894189-19-000247
456	2/15/2019	485BXT	0000894189-19-000922
473	3/14/2019	485BXT	0000894189-19-001616
487	4/12/2019	485BXT	0000894189-19-002167
500	5/10/2019	485BXT	0000894189-19-002854
513	6/7/2019	485BXT	0000894189-19-003521
524	7/5/2019	485BXT	0000894189-19-004053
532	8/2/2019	485BXT	0000894189-19-004550
544	8/30/2019	485BXT	0000894189-19-005975
554	9/27/2019	485BXT	0000894189-19-006490
562	10/25/2019	485BXT	0000894189-19-007073
575	11/21/2019	485BXT	0000894189-19-007809
587	12/20/2019	485BXT	0000894189-19-008586
593	1/17/2020	485BXT	0000894189-20-000303
603	2/14/2020	485BXT	0000894189-20-001164
612	3/13/2020	485BXT	0000894189-20-001962
616	4/9/2020	485BXT	0000894189-20-002613
621	5/8/2020	485BXT	0000894189-20-003650

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary